SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2017

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Kenon Announces Management Changes

Singapore, September 14, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon") announces that Mr. Tzahi Goshen, Chief Financial Officer (CFO) of Kenon, has notified Kenon of his resignation as CFO, effective as of October 1, 2017.

Kenon's Board of Directors would like to thank Mr. Goshen for his service to Kenon.

Kenon's Board of Directors has appointed Mr. Mark Hasson, who currently serves Vice President of Finance of Kenon, to serve as CFO of Kenon as of October 1, 2017.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to changes in Kenon's management and the timing of such changes. These statements are based on Kenon's management's current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the management changes do not occur as expected, and those other risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: September 14, 2017	By:	/s/ Barak Cohen
	Name:	Barak Cohen
	Title:	Co-Chief Executive Officer

	By:	/s/ Robert Rosen
	Name:	Robert Rosen
	Title:	Co-Chief Executive Officer